Securities and Exchange Commission
Washington, D.C.  20549


March 31, 2002


Ladies and Gentlemen:


We were previously principal accountants for Alphacom Corporation and, under the date of March 20, 2001, we reported on the financial statements of Alphacom Corporation as of and for the years ended December 31, 2000 and 1999. On March 31, 2002 our appointment as principal accountants was terminated. We have read Alphacom Corporation statements included under Item 4 of its Form 8-K/A dated April 3, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with Alphacom Corporation's stated reason for changing principal accountants or its statements that the change was approved by the board of directors and that Weisbrod Goldmacher, LLP was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Alphacom Corporation's financial statements..

Very truly yours,

/s/ KPMG LLP